

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 22, 2006

Dr. Zachary Berk
Chairman of the Board
KBL Healthcare Acquisition Corp. II
757 Third Avenue, 21ˢᵗ Floor
New York, New York 10017

> **Re: KBL Healthcare Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2006**
> **File No. 0-51228**
>
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **File No. 0-51228**

Dear Dr. Berk:

We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note references in numerous press releases about the transaction to forward looking statements within the meaning of Section 27A of the Securities Act of 1933

and Section 21E of the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(B) of the Securities Act and Section 21E(b)(1)(B) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements is not available in connection with an offering of securities by a blank check company. In the future, either:

- delete any references to the safe harbor provisions; or
- make clear, each time you refer to the safe harbor provisions, that the safe harbor does not apply to your company.

Similarly eliminate the reference to the safe harbor for forward looking statements appearing in the first paragraph of the MD&A section on page 93.

Preliminary Proxy Statement

2.   In your response letter, please provide an analysis of why your proposed issuance of common stock, including shares to be held in escrow and the additional 2,500,000 shares issuable in the future, to the Summer shareholders does not require registration under the Securities Act of 1933.

Letter to Shareholders

3.   We note that the KBL Inside Stockholders have agreed to vote shares acquired in the aftermarket for all proposals. Disclose here and elsewhere the percentage of outstanding shares that these aftermarket purchases represent.

4.   Clarify the effect on the acquisition proposal of not voting or failing to instruct a broker or bank how to vote.

Summary of the Material Terms of the Acquisition, page 1

5.   Please revise to consolidate your summary term sheet and the additional summary section beginning on page 11. Note that your summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A. Furthermore, the Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

6.   Where you provide a summary of the acquisition consideration, disclose the dollar value of the consideration to be paid in the merger based on the closing price of your common stock on the date of the acquisition agreement and as of the most recent date practicable. Also clarify whether the downward adjustment to the stock portion

of the merger consideration based upon the net worth of Summer at closing is the same as or in addition to the placement of 391,667 shares in escrow "to secure KBL's right to capture all or a portion of such shares" in the event there is a decline in Summer's net worth at closing.

Questions and Answers, page 3

7.   Where you tout Summer's financial performance under "Why is KBL proposing the acquisition?," provide balancing disclosure by including a brief reference to the amount of Summer's outstanding indebtedness and its recent noncompliance with certain covenants under the subordinated term loan.

8.   Under "What vote is required in order to adopt the acquisition proposal?," you state that if the holders of 20% or more of the shares of the common stock issued in KBL's IPO vote against the acquisition proposal and demand conversion, then the acquisition will not be consummated. Please clarify for us whether holders of 20% or more must both vote against the proposal and convert in order to defeat the proposal or whether simply voting against the proposal defeats it.

9.   In the same Q&A, briefly compare the percentage of outstanding common shares entitled to vote held by KBL's executive officers, directors and their affiliates and the vote required for approval of each proposal.

10.   Under "How much of KBL will exiting KBL stockholders own after the acquisition?," please disclose the ownership percentage assuming 19.9% vote against the acquisition and convert and assuming you issue the additional 2,500,000 shares. Revise elsewhere throughout the document, as appropriate, including the subsection "General Description of the Acquisition" on page 40.

11.   Your answer to "What will happen if I abstain from voting or fail to vote?" explains that a failure to vote will have no effect on the acquisition proposal. Please revise your answer to clarify that, since the acquisition proposal is conditioned upon the approval of the name change amendment and the capitalization proposals, a failure to vote on those proposals will effectively be the same as a vote against the acquisition proposal.

Summary of the Proxy Statement, page 11

12.   Under "The Acquisition" on page 12, quantify the dollar value of the assets and liabilities of Faith Realty.

Termination, Amendment and Waiver, page 21

13.   Your disclosure here suggests that the material conditions to the merger, other than the 20% conversion condition, may be waived by either KBL or Summer. Disclose whether it is the intent of KBL's board to resolicit shareholder approval of the merger if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

14.   Disclose any fees payable by either party upon termination of the merger agreement.

Selected Historical Financial Information, page 24

15.   We note that you use EBITDA to assess your ability to generate cash. Please expand the Other Data section to include disclosure of cash flow from operations, investing and financing activities, the most directly comparable GAAP financial measures.

16.   Revise to provide a more specific explanation for why management believes the presentation of EBITDA provides useful information to investors. In this regard, your current disclosure that EBITDA "assist[s] in analyzing and benchmarking the performance and value of Summer's business" is vague, particularly given that there is no discussion of management's analysis of Summer's performance based on an evaluation of EBITDA appearing in the MD&A section.

Risk Factors, page 29

The concentration of Summer's business with a base of retail customers…, page 29

17.   Disclose both here and in the Business section the five customers that accounted for 80% and 79% of Summer's net sales for the year ended December 31, 2005 and the most recent quarter ended in 2006, and the portion of net sales attributable to each.

Intellectual property claims relating to Summer's products…, page 30

18.   Elaborate on the infringement claims that Summer has received and recently settled and expand the discussion to specifically address the impact such claims have had on Summer's business.

KBL's outstanding warrants may be exercised in the future…, page 31

19.   Disclose KBL's stock price as of the most recent practicable date relative to the exercise price of the warrants. Specifically address the dilutive impact that will

result if these presently in-the-money warrants are exercised. The current disclosure
is generic.

Special Meeting of KBL Stockholders, page 36

Proxy Solicitation Costs, page 39

20.   Revise to clarify the nature of the "other electronic means" by which you may solicit
proxies. Also note that all written soliciting materials, including any scripts used in
soliciting proxies over the telephone, e-mail correspondence, and information posted
on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act
Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in
your response.

The Acquisition Proposal, page 40

Background of the Acquisition, page 40

21.   Please revise to clarify the nature of the services provided to KBL by
EarlyBirdCapital, which we note from a recently filed Form 8-K will receive 1% of
the consideration in the subject transaction for past and current services, and GGK.
Also advise us whether GGK provided any "report, opinion or appraisal materially
relating to the transaction" to KBL within the meaning of Item 14(b)(6) of Schedule
14A and Item 1015 of Regulation M-A.

22.   Explain how your evaluation of the "200 acquisition opportunities" led you to focus
on Summer and the five other companies with which you entered into letters of
intent or MOUs. Regarding the five other companies, revise to briefly describe their
size and the nature of their businesses, and provide an expanded discussion of the
"perceived issues with the overall structure of a transaction" that led KBL to
conclude that these companies were not satisfactory acquisition candidates.

23.   In the third full paragraph on page 41, specify the terms and disclose the amount of
consideration that was set forth in the letter of intent sent on March 17, 2006.
Further, expand the Background section to explain how the proposed terms
developed over time. For example, specify the "basis for calculating a value for the
transaction" as developed through the negotiations during March and April. As
another example, describe the "issues" and "open items" negotiated throughout the
due diligence process, including how the parties ultimately resolved those issues.

24.   Please provide more insight into the reasons for and negotiations behind
management's decisions regarding the ultimate amount and form of merger
consideration, and the provisions of the merger agreement providing for a downward
adjustment mechanism and performance payments in the event certain EBITDA

targets are met. For instance, explain the purpose of issuing additional shares to Summers shareholders depending upon the trading price of KBL's common stock in the future and how the parties settled on the $8.50 per share target price. Also explain how the parties determined the specific EBITDA benchmarks and the amount of cash payable if Summer attains them.

KBL's Board of Directors' Reasons for Approval of the Acquisition, page 42

25.   Disclose all financial projections exchanged between KBL and Summer and all Summer projections reviewed by KBL's advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

26.   Expand the disclosure under "Valuation" to describe in detail the board's analysis of comparable companies, including the identity of the comparable companies, the basis on which the companies were deemed comparable to Summer and how the board was able to calculate "the expected initial value of Summer" from this analysis.

27.   We note under "Favorable industry dynamics" that the board reviewed numerous industry research reports to aid in its analysis. Please advise whether these reports are publicly available or whether they were specifically prepared for KBL. Also, summarize the conclusions that the board drew from these reports. In addition, elaborate on the board's findings that the infant and toddler industry was desirable.

28.   The disclosure under "Competitive position and acceptance of its services" is vague. Elaborate on the factors the board reviewed which led it to determine that Summer's competitive position was strong.

29.   Please disclose what, if any, adverse factors the board considered regarding the merger. By was of example only, this might include recent claims involving Summer or the fact that the company would have to liquidate in April.

Satisfaction of 80% Test, page 44

30.   Revise this section to clearly explain the basis for the board's determination that the 80% test has been met, aside from relying upon Capitalink's opinion. In other words, clarify how the board members used their "financial skills and background" to assess the value of Summer. To the extent the board conducted its own financial and valuation analyses, revise to include a reasonably thorough description of those analyses.

Fairness Opinion, page 45

31.   Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by Capitalink in connection with rendering its fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter with Capitalink.

32.   Disclose any instructions or limitations KBL's board provided to Capitalink regarding the fairness opinion rather than referring readers to the opinion letter for this information. See Item 1015(b)(6) of Regulation M-A.

33.   Explain why Capitalink assumed that only $1 million of the additional cash consideration and $12.5 million of contingent shares would be paid rather than assuming the maximum amount of cash payable and the maximum number of securities issuable in the merger when calculating the indicative value range for the merger consideration.

Discounted cash flow analysis, page 48

34.   Expand your explanation of how the terminal EBITDA multiples (ranging from 7.5x to 8.5x) and the range of indicated enterprise values were calculated. Also disclose the basis for determining long term perpetual growth rates ranging from 10% to 11% and disclose how that range differs from the company's historical growth rate.

Comparable transaction analysis, page 50

35.   Briefly explain how the range of valuation multiples of between 1.20x to 1.50x was calculated.

Material Federal Income Tax Consequences of the Merger, page 55

36.   Please remove all uses of the word "generally" from the summaries of the tax opinion contained here and on page 21, and from the tax opinion itself, when the word "generally" is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

37.   Please revise to confirm that the summary discussion and the tax opinion itself set forth all material income tax consequences arising out of the merger. To ensure that

this is so, revise to state whether the transaction qualifies as a reorganization within the meaning of Section 368 of the Internal Revenue Code, as amended.

The Acquisition Agreement, page 53

Acquisition Consideration, page 53

38.   Briefly define "actual EBITDA" rather than referring to the Acquisition Agreement and disclose Summer's actual EBITDA as of September 30, 2006. Similarly revise the next subsection to quantify Summer's net worth at June 30, 2006 and as of the latest date practicable prior to the mailing of the proxy materials.

Conditions to the Closing of the Acquisition, page 59

39.   Briefly disclose the nature of the opinions that must be received by KBL and Summer as well as the comfort letter that KBL must receive from GGK.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 64

40.   Please tell us how you computed the incremental shares on exercise of warrants of 1,331 and 431 for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

41.   Tell us how you applied the guidance in paragraph 17 of SFAS 141 in determining that KBL Healthcare is the acquiring entity. In your response summarize the significant terms of the voting agreement disclosed at page 13 and describe in more detail how the mutual designation of the three additional directors to KBL's board will occur.

42.   Expand the disclosure in the introductory paragraph to summarize the factors you considered in determining that KBL Healthcare is the acquiring entity.

43.   You indicate that the allocation of the purchase price is preliminary. Please expand the disclosure to identify any significant liabilities and tangible and intangible assets likely to be recognized in the final allocation and describe any uncertainties regarding the effects of amortization periods assigned to assets. Disclose whether you expect the final allocation to be materially different. If materially different results might occur, include additional pro forma presentations that give effect to the range of possible results.

Capitalization Amendment Proposal, page 74

44.   You indicate that the increase in authorized shares will provide you with flexibility to authorize future issuances of common stock. You should discuss in reasonable

detail any plans or proposals to use the newly authorized shares. See Item 11 of Regulation 14A. If you have no current plans, then so state.

45. See Release No. 34-15230 and expand your disclosure to discuss the potential anti-takeover effects of having a substantial number of authorized and unreserved shares. State that the additional shares could be used by management to resist a takeover effort. Also discuss any adverse effects of the proposal, such as the potentially dilutive effect of issuing additional shares.

Article Sixth Amendment Proposal, page 75

46. Please include the current versions of the preamble and sections A through D of Article Sixth of the certificate of incorporation so that readers can easily review what you are proposing to remove.

2006 Performance Equity Plan Proposal, page 76

47. Please provide the tabular disclosure set forth in Item 10 to Schedule 14A to the extent practicable. See Item 10(a)(2)(i) and (iii) to Regulation 14A.

Other Information Related to KBL, page 83

Offering Proceeds Held in Trust, page 83

48. Disclose any anticipated uses of the proceeds from the release of the trust account upon the consummation of the merger with Summer in addition to paying those shareholders who elect to convert their shares. Indicate whether expenses incurred by KBL while pursuing this business combination will be paid out of the trust proceeds once the proceeds are released to the company, such as the fees payable to EarlyBirdCapital as referenced in our earlier comment.

Business of Summer, page 88

49. Substantiate your claim under "Products" that Summer is "the market leader in the A/V segment of the industry."

50. Expand the discussion under "Competition" to describe the primary methods of competition and your competitive position within the industry. See Item 101(c)(x) of Regulation S-K. In addition, we note that certain companies have disproportionate strength in certain segments. Identify these segments, the primary competitors in each, and your relative position.

51. Expand the discussion under "Intellectual Property" to describe the duration and effect of all patents. See Item 101(c)(iv) of Regulation S-K.

52.   To the extent material, please consider the applicability of Item 101(c)(v) regarding
        inventory requirements, Item 101(c)(vii) regarding backlog orders believed to be
        firm and Item 101(c)(xi) regarding R&D expenditures over the past three years.

53.   Under "Facilities," please disclose the term of your current lease for your Rhode
        Island headquarters and advise whether you will incur a material lease termination
        fee when you relocate to your new facilities in Woonsocket.

Legal Proceedings, page 91

54.   Please update as to the status of the Ideaz, LLC matter and expand the discussion of
        the claims by discussing your relationship with Ideaz, LLC, the pertinent
        background surrounding the claims and the relief sought.

Summer's Management's Discussion and Analysis of Financial Condition and Results of
        Operations, page 93

55.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations," located on our website at
        http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and
        disclose known trends, events, demands, commitments and uncertainties that are
        reasonably likely to have a material effect on financial condition or operating
        performance. Please consider expanding your discussion of any known trends or
        uncertainties that could materially affect Summer's results of operations in the
        future, including any trends management considers meaningful for investors in
        understanding the combined company's prospects after the merger. For example,
        provide expanded discussions surrounding your recent growth and expected future
        growth, including your planned product expansion and the expected impact this will
        have on your financial condition and results of operations. Please also address, to
        the extent material, the licensing arrangements you have been forced to assume in
        connection with recent legal proceedings and what impact these will have on your
        financial condition. In this regard, we note you have agreed not to sell soft goods to
        K-Mart until after December 22, 2006 and that K-Mart is a major customer.
        Furthermore, please provide insight into challenges, risks, uncertainties and
        opportunities which management is aware of and discuss any actions being taken to
        address the same. In this regard, we note the investor presentation materials filed on
        September 5, 2006, and amended on October 23, October 26 and November 16,
        pertaining to "multiple growth drivers," "acquisition opportunities" and 2006 and
        2007 financial guidance for Summer. Please discuss.

Summary of Critical Accounting Policies and Estimates, page 93

56.   There is no discussion as to why the application of any of the policies you list on pages 93-95 involves estimates of management that are subject to significant variability. Please revise to include such discussions.

Liquidity and Capital Resources, page 100

57.   The current disclosure is overly vague and generic. Please revise the liquidity discussion to provide an expanded evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and a discussion and analysis of known trends and uncertainties. See Release No. 33-8350 for guidance. For example, the liquidity section should discuss the cash requirements for implementing Summer's business strategy, including your planned introduction of new products, and indicate the source of funds for each anticipated cash need. As another example, analyze the company's liquidity and capital resources after completion of the merger, including how the proceeds from the release of the trust account will be utilized.

58.   Revise to disclose whether your cash from operations, sources of liquidity, and borrowings will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months rather than just during 2006. Please also provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

59.   Quantify the total amount of Summer's indebtedness and disclose its debt service requirements for the next 12 months, including interest payments.

60.   We note that you were in violation of certain covenants under your subordinated term loan and that you received waivers for these violations. Disclose the convents that were violated, the terms of the waiver, and whether you are now in compliance.

61.   Revise the table of contractual commitments on page 101 in accordance with Item 303(a)(5) of Regulation S-K.

62.   Update the disclosure surrounding your July 2005 line of credit, which we note expired in October 2006. Indicate how you expect to fund your operations and working capital needs now that the line of credit has expired.

Beneficial Ownership of Securities, page 110

63.   You state that Drs. Krauss and Berk disclaim beneficial ownership of the shares held by each other. Revise the ownership table to attribute ownership of the shares held by Dr. Krauss to Dr. Berk and vice versa. Refer to Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). You may retain the disclaimer in the footnote to the table.

64.   Footnote (2) indicates that Dr. Krauss owns 850,000 shares issuable upon exercise of warrants. Disclosure on page 113 indicates that she purchased 1,000,000 warrants shortly after the IPO. As necessary, please reconcile.

Financial Statements - Summer

Balance Sheets, page F-3

65.   Refer to the discussion of liquidity of Summer on page 100. We note that Summer was not in compliance with certain covenants as of December 31, 2005 and June 30, 2006. Please expand the discussion to clarify when the waivers were obtained and the period covered by the waivers. Please tell us how you determined that long-term classification of the debt was appropriate as of each balance sheet date, using the guidance in paragraph 5 of FAS 78 and EITF 86-30 in your response. Please expand the disclosure in Note 6 on page F-15 and MD&A on page 101 accordingly.

Statements of Income, page F-4

66.   We note on page F-9 that provisions for corporation taxes in the United Kingdom and Hong Kong have been made in the financial statements. Please revise the statements of income to include a line item for income taxes pursuant to the guidance in Item 310 of Regulation S-B.

Note 1 – Summary of Significant Accounting Policies, page F-7

67.   Please expand the first paragraph on page F-7 to disclose the basis for your conclusion that there is "substantial common ownership." Also provide us with a schedule showing the ownership in each entity and identifying the common ownership.

68.   Tell us how you presented the interests of owners that are not part of the common ownership group. Discuss the consideration you gave to presenting these noncontrolling interests as minority interest.

69.   We note on page F-16 that Summer has entered into agreements with its customers that allow product return privileges or defective allowances. Please expand the revenue recognition policy on page F-7 to address how product return privileges impacts your recognition of revenue under SAB 104. Also, clarify your policy for computing defective allowances.

70.   Please expand the accounting policy for impairment of long-lived assets on page F-8 to clarify whether you utilized discounted or undiscounted cash flows. Please revise the summary of critical accounting policies and estimates on page 94 accordingly.

71.   Please expand the accounting policy for product liability and warranty reserves on page F-10 to clarify how you account for the reserve for product liability claims. For example, clarify whether your record it as an accrued liability or as a reduction in inventory. Please revise the summary of critical accounting policies and estimates on page 95 accordingly.

Employment Contracts, page F-17

72.   Disclose how you account for termination benefit provisions of the employment contracts. Also identify for us the accounting literature you considered in determining the accounting treatment and tell us how you applied it to the provisions of the contracts.

Age of Financial Statements

73.   Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

KBL financial statements

Note 3 - Initial Public Offering, page F-30

74.   Refer to your Form 8-K dated October 25, 2006 regarding the warrant clarification agreement. Please expand the disclosure of the Warrants on page F-30 to clarify that in no event is there an obligation to net-cash settle any warrant exercise. Please also revise page 116 and elsewhere in the document where you disclose the terms of the warrant.

Annex A – Agreement and Plans of Reorganization

75.   Please provide us with a copy of exhibits H and J to the Agreement and Plans of Reorganization for our review.

Form of Proxy Card

76.   Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

77.   Advise us of the "other circumstances" in which KBL's board may deem it advisable to postpone the meeting to solicit additional voting instructions. In this regard, please note the staff's view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

Appendix H, Form of Tax Opinion

78.   Please instruct counsel to remove from the tax opinion the statement that the opinion "may not be relied upon by any other person or used for any other purpose without our prior written consent," as that statement appears to limit shareholders' reliance on the opinion, which is being included as part of a document filed pursuant to the federal securities laws.

Exchange Act Reports

79.   The Controls and Procedures sections in both your Form 10-KSB for the year ended December 31, 2005 and in all of your Forms 10-QSB for the periods ended in 2006 indicate that there were no "significant" changes in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In future filings, please delete the word "significant." See Item 308(c) of Regulation S-K.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: David Alan Miller, Esq.
        Graubard Miller
        Via Facsimile: (212) 818-8881